601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com

April 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549
Attention: Sergio Chinos and Geoffrey Kruczek

Re:	BRC Inc.
Registration Statement on Form S-1
Filed March 16, 2022
File No. 333-263627

On behalf of our client, BRC Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated April 8, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on March 16, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the numbered comment.

Concurrent with the submission of this letter, we are filing an Amendment No. 1 to the Registration Statement on Form S-1/A (as so amended, the “Amended Registration Statement”), in response to the Staff’s comments. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Austin Beijing Boston Chicago Dallas Hong Kong Houston London Los Angeles Munich Palo Alto Paris San Francisco Shanghai Washington, D.C.

Form S-1 filed March 16, 2022

General

1.	Staff’s comment: Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 45 and 99 to 108 of the prospectus included in the Amended Registration Statement to disclose (i) the price paid by the Sponsor, the PIPE Investors, the Backstop Investors and the Engaged Capital Investors for the securities being registered for resale and the potential profit each may make upon resale based on the closing price of the shares of Class A Common Stock on April 14, 2022, (ii) that the Continuing Unitholders purchased their securities being registered at prices significantly below the current trading price of such securities and some received their securities without any consideration, (iii) that the Selling Holders may potentially make a significant profit with the sale of the securities covered by the prospectus depending on the trading price of the Company’s securities at the time of a sale and the purchase price of such securities by the applicable Selling Holder and (iv) that while the Selling Holders may experience a positive rate of return based on the trading price of the Company’s securities, the public holders of the Company’s securities may not experience a similar rate of return on the securities they purchased due to differences in the applicable purchase price and trading price.

The Company respectfully advises the Staff that the Company did not disclose in the Amended Registration Statement the specific purchase price paid by the Continuing Unitholders for the securities being registered and the potential profit that each may make upon resale because such disclosure (i) is not prescribed by Item 507 of Regulation S-X promulgated under the Securities Act, (ii) would provide personal and private information about the Continuing Unitholders on investments they made, which information is not required by law and has not otherwise been made public, (iii) is not material to investors and disclosing in the Amended Registration Statement as the Company did that the Continuing Unitholders purchased the securities covered by the prospectus at prices significantly below the current trading price of such securities, and some without any consideration, provides sufficient information to investors and highlights that public securityholders may have acquired their securities at a purchase price higher than the Continuing Unitholders and that, as a result, public securityholders may not experience a similar rate of return as the Continuing Unitholders on the securities they purchased and (iv) would be overly burdensome on the Company given that that it would involve information on approximately 70 holders whose shares are being registered and that such burdens would far outweigh the incremental benefit to investors, if any.

Cover Page

2.	Staff’s comment: For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comments and refers the Staff to the Company’s response to Question 1 above. Disclosure referenced in the response to Question 1 has been included on the cover page and pages 45 and 99 to 108 of the prospectus included in the Amended Registration Statement.

3.	Staff’s comment: Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 4, 8 to 9, 10, 49, 50 and 70 to 71 of the prospectus included in the Amended Registration Statement accordingly.

4.	Staff’s comment: We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 45 to 46 and 65 to 66 of the prospectus included in the Amended Registration Statement accordingly.

Risk Factors, page 11

5.	Staff’s comment: Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 45 to 46 of the prospectus included in the Amended Registration Statement accordingly.

Management’s Discussion and Analysis..., page 59

6.	Staff’s comment: Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Mr. Evan Hafer, a beneficial owner of outstanding shares representing over 80% of the total voting power, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65 to 66 of the prospectus included in the Amended Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Joshua N. Korff by telephone at (212) 446-4943 or by email at joshua.korff@kirkland.com or Peter Seligson by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Sergio Chinos
Geoffrey Kruczek
Securities and Exchange Commission

Andrew McCormick
BRC Inc.

Steven Napolitano, P.C.
Peter Seligson
Kirkland & Ellis LLP